UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CONVERIUM HOLDING AG

(Name of Issuer)

Registered Shares

(Title of Class of Securities)

7248256

(Cusip Number)

François de Varenne

Head of Corporate Finance and Asset Management

SCOR S.A.

1, avenue du Général de Gaulle

92 074 Paris – La Défense Cedex

France

Tel. No.: + 33 1 46 98 00 00

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

May 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,320,350
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,320,350
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,320,350
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC; CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR Global P&C S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,800,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Commission on February 20, 2007, as amended on February 26, 2007 and April 27, 2007 (the “Schedule 13D”), by SCOR S.A., a société anonyme organized under the laws of France (“SCOR”), SCOR Global P&C S.A., a société anonyme organized under the laws of France and a wholly-owned subsidiary of SCOR (“SCOR Global P&C”), and IRP Holdings Limited, a single member private company limited by shares organized under the laws of the Republic of Ireland and a wholly-owned subsidiary of SCOR (“IRP” and, together with SCOR and SCOR Global P&C, the “Reporting Persons”), with respect to the registered shares, par value CHF 5 per share (the “Shares”), of Converium Holding AG, a corporation organized under the laws of Switzerland (the “Issuer”). The principal executive offices of the Issuer are located at Dammstrasse 19, CH-6301, Zug, Switzerland. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 below is incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Item 6 below is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 10, 2007, SCOR and the Issuer announced that they have entered into a Transaction Agreement, dated as of May 9, 2007 (the “Transaction Agreement”), that sets forth the terms and conditions of a friendly transaction in connection with the voluntary public tender offer for the publicly held shares in the Issuer that SCOR has not already acquired.

The following are certain material terms of the Transaction Agreement:

•

SCOR agrees to adjust the Offer Price for each Share tendered to 0.5 new SCOR Share and CHF 5.50 in cash. The Offer Price will not be reduced by the proposed gross dividend of CHF 0.20 per Converium Share. Based on the closing price of SCOR Shares on May 9, 2007, the Offer Price is adjusted by 7.9%. The other provisions of the Offer prospectus shall remain unchanged.

•	SCOR agrees to ensure not to serve, for a period of twelve months following the settlement of the Offer, any notice to any Issuer employees in Switzerland (except for cause).
•	SCOR reiterates its commitment to maintain a strong presence in Zurich and make Zurich one of the three key European hubs of the combined Group, together with Paris and Cologne.
•

The Board of Directors of the Issuer unanimously and unconditionally recommends to accept the Offer. This recommendation is supported by all the members of the Global Executive Committee of the Issuer.

•	The Issuer withdraws its litigation in the US. Converium also withdraws its proposal for a capital reduction at the Annual Meeting of shareholders.

•

The Issuer and SCOR underwriting teams will start as soon as possible with the preparation of a joint underwriting plan for the 2008 renewal season and further develop SCOR's "Dynamic Lift" strategic plan for the combined Group.

The Transaction Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The following is filed as an exhibit to this statement:

Exhibit 1: Transaction Agreement dated as of May 9, 2007, by and between SCOR S.A. and Converium Holding AG.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 10, 2007

SCOR S.A.

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

SCOR Global P&C S.A.

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

IRP Holdings Limited

By:	/s/ Patrick Thourot
Name: Patrick Thourot
Title: Chairman